Filed Pursuant to Rule 424(b)(3)

Registration Number 333-131414

PROSPECTUS SUPPLEMENT NO. 2

to Prospectus dated

February 15, 2006

(Registration No. 333-131414)

UNIFIED WESTERN GROCERS, INC.

This Prospectus Supplement No. 2 supplements our Prospectus dated February 15, 2006. The securities that are the subject of the Prospectus have been registered to permit their sale by us.

This Prospectus Supplement includes the attached Quarterly Report on Form 10-Q for the period ended April 1, 2006 of Unified Western Grocers, Inc., as filed by us with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is May 17, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED APRIL 1, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM             TO

Commission file number: 0-10815

UNIFIED WESTERN GROCERS, INC.

(Exact name of registrant as specified in its charter)

California	95-0615250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5200 Sheila Street, Commerce, CA 90040

(Address of principal executive offices) (Zip Code)

(323) 264-5200

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes [X]    No [    ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes [    ]    No [X]

The number of shares outstanding of each of the registrant’s classes of common stock, as of April 29, 2006, were as follows:

Class A: 129,250 shares; Class B: 483,390 shares; Class C: 15 shares; Class E: 154,603 shares

PART I.    FINANCIAL INFORMATION

ITEM 1.    FINANCIAL STATEMENTS (UNAUDITED)

Unified Western Grocers, Inc. and Subsidiaries

Consolidated Condensed Balance Sheets – Unaudited

(dollars in thousands)

	April 1, 2006	October 1, 2005
Assets

Current assets:
Cash and cash equivalents	$13,933	$17,437
Accounts and notes receivable, net of allowances of $2,374 and $2,538 at April 1, 2006 and October 1, 2005, respectively	138,875	145,279
Inventories	179,499	193,157
Prepaid expenses	6,243	6,948
Deferred income taxes	12,408	12,408

Total current assets	350,958	375,229
Properties, net	176,969	177,946
Investments	73,960	78,604
Notes receivable, net of allowances of $888 and $921 at April 1, 2006 and October 1, 2005, respectively	9,056	9,584
Goodwill	27,982	27,982
Other assets, net	39,216	38,704

Total Assets	$678,141	$708,049

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$135,238	$156,754
Accrued liabilities	112,225	118,835
Current portion of notes payable	9,590	10,826
Members’ excess deposits and estimated patronage dividends	18,645	13,432

Total current liabilities	275,698	299,847
Notes payable, less current portion	142,326	156,640
Long-term liabilities, other	101,258	98,233
Members’ deposits and certificates:
Members’ required deposits	10,510	10,367
Subordinated patronage dividend certificates	3,141	3,141
Commitments and contingencies

Shareholders’ equity:
Class A Shares: 500,000 shares authorized, 131,000 and 132,800 shares outstanding at April 1, 2006 and October 1, 2005, respectively	20,797	21,023
Class B Shares: 2,000,000 shares authorized, 483,390 and 505,757 shares outstanding at April 1, 2006 and October 1, 2005, respectively	78,397	81,913
Class E Shares: 2,000,000 shares authorized, 154,603 and 155,711 shares outstanding at April 1, 2006 and October 1, 2005, respectively	15,460	15,571
Retained earnings after elimination of accumulated deficit of $26,976 effective September 28, 2002	31,856	22,514
Receivable from sale of Class A Shares to members	(464)	(726)
Accumulated other comprehensive loss	(838)	(474)

Total shareholders’ equity	145,208	139,821

Total Liabilities and Shareholders’ Equity	$678,141	$708,049

The accompanying notes are an integral part of these statements.

Unified Western Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Earnings

and Comprehensive Earnings – Unaudited

(dollars in thousands)

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	April 1, 2006	April 2, 2005	April 1, 2006	April 2, 2005

Net sales	$710,034	$696,480	$1,460,842	$1,426,166
Cost of sales	636,954	625,602	1,311,336	1,275,499
Distribution, selling and administrative expenses	58,790	59,562	118,573	121,913

Operating income	14,290	11,316	30,933	28,754
Interest expense	(3,507)	(3,705)	(7,498)	(7,573)

Earnings before estimated patronage dividends and income taxes	10,783	7,611	23,435	21,181
Estimated patronage dividends	(4,267)	(3,557)	(9,363)	(11,709)

Earnings before income taxes	6,516	4,054	14,072	9,472
Income taxes	(2,527)	(1,907)	(4,276)	(3,443)

Net earnings	3,989	2,147	9,796	6,029
Other comprehensive earnings, net of income taxes:
Unrealized holding loss on investments	(336)	(543)	(364)	(362)

Comprehensive earnings	$3,653	$1,604	$9,432	$5,667

The accompanying notes are an integral part of these statements.

Unified Western Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Cash Flows – Unaudited

(dollars in thousands)

	Twenty-Six Weeks Ended
	April 1, 2006	April 2, 2005

Cash flows from operating activities:
Net earnings	$9,796	$6,029
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	10,256	12,595
(Decrease) increase in provision for doubtful accounts	(164)	665
Loss on sale of properties	62	27
Deferred income taxes	—	(1,084)
Purchases of trading securities	(3,739)	(1,296)
Proceeds from maturities or sales of trading securities	10,715	111
(Increase) decrease in assets:
Accounts receivable	7,731	307
Inventories	13,658	18,564
Prepaid expenses	705	2,733
Increase (decrease) in liabilities:
Accounts payable	(21,516)	(11,018)
Accrued liabilities	(6,610)	(2,748)
Long-term liabilities, other	3,025	3,337

Net cash provided by operating activities	23,919	28,222

Cash flows from investing activities:
Purchases of properties	(6,599)	(3,586)
Purchases of securities and other investments	(20,937)	(13,242)
Proceeds from maturities or sales of securities and other investments	18,039	11,533
Increase in notes receivable	(635)	(2,191)
Proceeds from sales of properties	200	39
Increase in other assets	(3,089)	(2,612)

Net cash utilized by investing activities	(13,021)	(10,059)

Cash flows from financing activities:
Reduction of long-term notes payable	(8,016)	(25,043)
Reduction of short-term notes payable	(7,697)	(4,703)
Members’ excess deposits and estimated patronage dividends	5,213	5,716
Increase in members’ required deposits	143	2,747
Decrease in receivable from sale of Class A Shares to members	262	152
Repurchase of shares from members	(4,739)	(5,219)
Issuance of shares to members	432	384

Net cash utilized by financing activities	(14,402)	(25,966)

Net decrease in cash and cash equivalents	(3,504)	(7,803)
Cash and cash equivalents at beginning of period	17,437	43,443

Cash and cash equivalents at end of period	$13,933	$35,640

The accompanying notes are an integral part of these statements.

Unified Western Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Cash Flows – Unaudited – Continued

(dollars in thousands)

	Twenty-Six Weeks Ended
	April 1, 2006	April 2, 2005

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$6,737	$6,983
Income taxes	$8,242	$4,527

Supplemental disclosure of non-cash items:
Retirement of Class B Shares	$—	$1,234
Reduction in purchase accounting reserve against goodwill	$—	$300
Increase to pre quasi-reorganization discontinued operations and lease reserves, net of deferred taxes of $33 as of April 2, 2005	$—	$52

The accompanying notes are an integral part of these statements.

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)

1.    BASIS OF PRESENTATION

The consolidated condensed financial statements include the accounts of Unified Western Grocers, Inc. and all its subsidiaries (the “Company” or “Unified”). Inter-company transactions and accounts with subsidiaries have been eliminated. The interim financial statements included herein have been prepared by the Company without audit, pursuant to the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to SEC rules and regulations; nevertheless, management believes that the disclosures are adequate to make the information presented not misleading. These consolidated condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s latest annual report on Form 10-K filed with the SEC. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

The accompanying consolidated condensed financial statements reflect all adjustments that, in the opinion of management, are both of a normal and recurring nature and necessary for the fair presentation of the results for the interim periods presented. The preparation of the consolidated condensed financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated condensed financial statements and accompanying notes. As a result, actual results could differ from those estimates.

The Company’s banking arrangements allow the Company to fund outstanding checks when presented to the financial institution for payment. This cash management practice frequently results in total issued checks exceeding the available cash balance at a single financial institution. The Company’s policy is to record its cash disbursement accounts with a cash book overdraft in accounts payable. At April 1, 2006 and October 1, 2005, the Company had book overdrafts of $27.7 million and $47.7 million, respectively, classified in accounts payable.

Certain other amounts in the prior periods’ consolidated condensed financial statements have been reclassified to conform to the current period’s presentation.

2.    VARIABLE INTEREST ENTITY

In fiscal 2004, the Company signed a purchase and sale agreement with an unrelated business property developer to transfer and assign the leasehold and sub-leasehold interests and certain assets relating to eleven closed store locations.

At April 1, 2006, the Company remains contingently liable for the lease payments on eight store locations until such time as the leases expire or the Company is released from all liabilities and obligations under the respective leases. The net present value of the Company’s currently estimated obligation for the remaining leasehold and sub-leasehold interests for the eight stores totals approximately $3.7 million at April 1, 2006, with the last lease expiring in 2019. The Company’s maximum loss exposure related to these leases is $20.4 million.

The Financial Accounting Standards Board (“FASB”) issued in January 2003 and revised in December 2003 FASB Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements.” Although the Company has no ownership interest in the unrelated third party that assumed the leasehold and sub-leasehold interests from the Company, that third party is considered a variable interest entity pursuant to FIN 46R. Because the primary investor in the variable interest entity currently does not have sufficient equity at risk, the Company is considered the primary beneficiary. Accordingly, the Company is required to consolidate the assets, liabilities and non-controlling interests of the variable interest entity, as well as the results of operations.

At April 1, 2006 and October 1, 2005, the Company consolidated the variable interest entity’s accounts, including total assets of $1.1 and $1.5 million, respectively, comprised primarily of $0.1 million and $0.4 million in properties, respectively, and $1.0 million and $1.1 million in other assets, respectively, to be used in the development of the properties and for payment of lease obligations, with lease reserves of approximately $3.7 and $3.0 million, respectively.

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

3.    SEGMENT INFORMATION

Unified is a retailer-owned, grocery wholesale cooperative serving independent and chain supermarket operators located primarily in the western United States and in the South Pacific. Unified sells a wide variety of grocery-related and general merchandise products to its customers. The Company’s customers include its owners (“Members”) and non-owners (“non-members”). Unified also provides support services to its customers, including financing and insurance. The availability of specific products and services may vary by geographic region.

Management identifies segments based on the information monitored by the Company’s chief operating decision-makers to manage the business and, accordingly, has the following two reportable segments:

•	Wholesale Distribution includes the results of operations from the sale of food and general merchandise products to both Members and non-members. As of April 1, 2006, the Wholesale Distribution segment represents approximately 99% of the Company’s total sales and 84.4% of total assets.

•	The Insurance segment includes the results of operations for the Company’s three insurance subsidiaries (Grocers and Merchants Insurance Service, Inc., Springfield Insurance Company and Springfield Insurance Company, Ltd.). These subsidiaries provide insurance and insurance-related services, including workers’ compensation and liability insurance policies, to both the Company and its Members primarily located in California. As of April 1, 2006, the Company’s Insurance segment accounts for approximately 1% of the Company’s total sales and 13% of total assets.

The “all other” category includes the results of operations for the Company’s other support businesses, including its finance subsidiary, whose services are provided to a common customer base, none of which individually meets the quantitative thresholds of a reportable segment. As of April 1, 2006, the “all other” category collectively accounts for less than 1% of the Company’s total sales and 2.6% of total assets.

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

Information about the Company’s operating segments is summarized below.

(dollars in thousands)
	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	April 1, 2006	April 2, 2005	April 1, 2006	April 2, 2005
Net sales
Wholesale distribution	$706,554	$690,184	$1,452,813	$1,413,396
Insurance	5,183	7,573	11,485	15,874
All other	422	344	837	686
Inter-segment eliminations	(2,125)	(1,621)	(4,293)	(3,790)

Total net sales	$710,034	$696,480	$1,460,842	$1,426,166

Operating income
Wholesale distribution	$12,818	$11,069	$26,698	$27,128
Insurance	1,409	727	4,519	2,147
All other	63	(480)	(284)	(521)

Total operating income	14,290	11,316	30,933	28,754

Interest expense	(3,507)	(3,705)	(7,498)	(7,573)
Estimated patronage dividends	(4,267)	(3,557)	(9,363)	(11,709)
Income taxes	(2,527)	(1,907)	(4,276)	(3,443)

Net earnings	$3,989	$2,147	$9,796	$6,029

Depreciation and amortization
Wholesale distribution	$4,942	$6,010	$10,145	$12,450
Insurance	50	69	109	141
All other	—	2	2	4

Total depreciation and amortization	$4,992	$6,081	$10,256	$12,595

Capital expenditures
Wholesale distribution	$4,465	$2,797	$6,571	$3,524
Insurance	12	33	20	62
All other	8	—	8	—

Total capital expenditures	$4,485	$2,830	$6,599	$3,586

Identifiable assets
Wholesale distribution	$572,472	$585,026	$572,472	$585,026
Insurance	87,778	83,683	87,778	83,683
All other	17,891	20,795	17,891	20,795

Total identifiable assets	$678,141	$689,504	$678,141	$689,504

4.    SHAREHOLDERS’ EQUITY

During the 26-week period ended April 1, 2006, the Company issued 1,750 Class A Shares with an issue value of $0.34 million and redeemed 3,550 Class A Shares with a redemption value of $0.65 million. In addition, the Company issued 1,088 Class B Shares with an issue value of $0.2 million and also redeemed 23,455 Class B Shares with a redemption value of $4.09 million. The Company also voided 1,108 Class E Shares in the amount of $0.1 million.

5.    NOTES PAYABLE

On January 6, 2006 (the “effective date”), the Company entered into an agreement (the “Amendment”) with John Hancock Life Insurance Company (“Hancock”) to amend and restate its Senior Note Agreement ($92.5 million at October 1, 2005) to $96.8 million as of the effective date of the Amendment. The Amendment extends the

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

maturity date to January 1, 2016 from April 1, 2008 and October 1, 2009 on $86.0 million of the notes. The Amendment also decreases interest rates that ranged from 7.72% to 8.71% on $86.0 million of notes to a range of 6.421% to 7.157%. The Amendment calls for interest only payments for the first five years of the term, and then starting on the 61st payment, principal plus interest on the $86.0 million of notes. At the maturity date, a balloon payment of $66.8 million is due. In addition, $10.8 million of notes will mature on April 1, 2008 (monthly payments of principal plus interest at 7.72%) and October 1, 2009 (monthly payments of interest only at 8.71%), with balloon payments of $4.4 million and $4.5 million, respectively. The amount outstanding under the amended Senior Note Agreement was $96.8 million at April 1, 2006.

The notes continue to be secured by certain of the Company’s personal and real property and contain customary covenants, default provisions (including acceleration of the debt in the event of an uncured default), and prepayment penalties similar to those included in the original note purchase agreement.

6.    PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company sponsors a cash balance plan (“Cash Balance Plan”). The Cash Balance Plan is a noncontributory defined benefit pension plan covering substantially all employees of the Company who are not subject to a collective bargaining agreement. Benefits under the Cash Balance Plan are provided through a trust and also through annuity contracts.

The Company also sponsors an executive salary protection plan (“ESPP II”) that provides supplemental post-termination retirement income based on each participant’s final salary and years of service as an officer of the Company. Funds are held in a rabbi trust for the ESPP II consisting primarily of life insurance policies reported at cash surrender value. The cash surrender value of such life insurance policies aggregated $14.3 million and $13.6 million at April 1, 2006 and October 1, 2005, respectively, and are included in other assets in the Company’s consolidated condensed balance sheets. The related accrued benefit cost (representing the Company’s benefit obligation to participants) of $13.3 million and $12.7 million at April 1, 2006 and October 1, 2005, respectively, is recorded in other long-term liabilities in the Company’s consolidated condensed balance sheets. The ESPP II accrued benefit cost is included in the pension table below. However, the trust assets are excluded from ESPP II plan assets as they do not qualify as plan assets under Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”). The assets held in the rabbi trust are not available for general corporate purposes. The rabbi trust is subject to creditor claims in the event of insolvency.

The Company sponsors postretirement benefit plans that cover both non-union and union employees. The plans are not funded.

The components of net periodic cost for pension (Cash Balance Plan and ESPP II) and other postretirement benefits for the twenty-six weeks ended April 1, 2006 and April 2, 2005 consist of the following:

	Pension Benefits		Other Postretirement Benefits
	April 1, 2006	April 2, 2005	April 1, 2006	April 2, 2005
Service cost	$2,442	$2,378	$825	$674
Interest cost	3,353	3,182	1,704	1,727
Expected return on plan assets	(3,278)	(2,849)	—	—
Amortization of prior service cost	120	120	—	—
Recognized actuarial loss	70	17	372	216

Net periodic cost	$2,707	$2,848	$2,901	$2,617

The Company’s net periodic benefit cost for its combined pension and other postretirement benefits was approximately $5.6 million for the twenty-six week period ended April 1, 2006 compared to $5.5 million for the twenty-six week period ended April 2, 2005.

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

The Company funding policy is to make contributions to the Cash Balance Plan in amounts that are at least sufficient to meet the minimum funding requirements of applicable laws and regulations, but no more than amounts deductible for federal income tax purposes. Commencing with the quarterly contribution of $1.04 million made on April 14, 2006, the Company expects to make contributions of $1.04 million per quarter for the remainder of the 2006 plan year. Subsequent to April 14, 2006, additional contributions will be due July 15, 2006, October 15, 2006 and January 15, 2007. At its discretion, the Company may contribute in excess of these amounts. Additional contributions for the 2005 plan year, if any, will be due by September 15, 2006, while contributions for the 2006 plan year will be due by September 15, 2007. The Company contributed $0.6 million to the ESPP II during the twenty-six weeks ended April 1, 2006 to fund projected benefit payments to participants for the 2006 plan year.

At April 1, 2006, the fair value of the Cash Balance Plan assets increased to $86.3 million from $73.2 million at October 1, 2005.

7.    RELATED PARTY TRANSACTIONS

Prior to fiscal year 2004, the Company purchased 80,000 shares of preferred stock (the “Series A-1 Preferred Shares”) from C&K Market, Inc. (“C&K”) for $8.0 million. Douglas A. Nidiffer, a director of the Company, is a shareholder, director and an officer of C&K. In connection with a capital restructuring of C&K during fiscal year 2004 (approved by the Company and an unrelated third party lender), the Company exchanged its 80,000 Series A-1 Preferred Shares and $1.5 million of deferred dividends for 95,000 shares of Series A-2 Preferred Shares (the “Series A-2 Preferred Shares”). The original value of the Series A-2 Preferred Shares was $8.0 million and was to accrete to the redemption value of $9.5 million over 10 years.

On February 9, 2006, C&K repurchased the 95,000 shares of Series A-2 Preferred Shares held by Unified for $9.8 million. The payment included $9.5 million for the redemption value of the Series A-2 Preferred Shares and $0.3 million for accrued dividends. The investment was carried at $8.4 million, which represented the original value of the Series A-2 Preferred Shares plus cumulative accretion through the date of repurchase. As a result of the share repurchase, the Company recognized a gain on the difference between the carrying value of the investment and the redemption value of approximately $1.1 million.

8.    NEW ACCOUNTING PRONOUNCEMENTS

In November 2005, the FASB issued FASB Staff Position (“FSP”) No. FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1 and 124-1”). FSP 115-1 and 124-1 addresses determining when an investment is considered impaired and whether that impairment is other-than-temporary, and measuring impairment loss as well as addressing the accounting after an entity recognized an other-than-temporary impairment. Certain disclosures about unrealized losses that the entity did not recognize as other-than-temporary impairments are also addressed. FSP 115-1 and 124-1 is effective for periods beginning after December 15, 2005. The Company adopted this pronouncement beginning with its second fiscal quarter of 2006. The adoption of this accounting pronouncement did not have a significant impact on the Company’s financial condition and results of operations.

In October 2005, the FASB issued FSP FAS No. 13-1, “Accounting for Rental Costs Incurred During a Construction Period” (“FSP No. 13-1”), which requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. FSP No. 13-1 is effective for periods beginning after December 15, 2005. The Company adopted this pronouncement beginning with its second fiscal quarter of 2006. The adoption of this accounting pronouncement did not have an impact on the Company’s financial condition and results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle and that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in

Unified Western Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (period ending September 29, 2007 for the Company). The Company does not currently believe that the adoption of SFAS No. 154 will have a significant impact on its financial condition and results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations – an Interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 clarifies that the term conditional asset retirement obligation (“CARO”) as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Therefore, an entity is required to recognize a liability for the fair value of a CARO when that obligation is incurred (generally upon acquisition, construction, or development and (or) through the normal operation of the asset), if the liability’s fair value can be reasonably estimated. Any uncertainty surrounding the timing and method of settlement that is conditional on the occurrence of a future event should be factored into the measurement of the liability, not the timing of its recognition. If sufficient information is not available at the time the liability is incurred, paragraph 3 of SFAS No. 143 requires a liability to be recognized initially in the period in which sufficient information becomes available to estimate its fair value. The provisions of FIN 47 are effective no later than fiscal years ending after December 15, 2005 (period ending September 30, 2006 for the Company). Retrospective application of interim financial information is permitted but is not required. The Company is currently assessing the impact of FIN 47 on its results of operations and financial condition.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (“FSP No. 109-1”). FSP No. 109-1 clarifies the guidance in FASB SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), that applies to the new deduction for qualified domestic production activities under the American Jobs Creation Act of 2004 (the “AJCA”). FSP No. 109-1 clarifies that the deduction should be accounted for as a special deduction under SFAS No. 109, not as a tax-rate reduction, because the deduction is contingent on performing activities identified in the AJCA. As a result, companies qualifying for the special deduction will not have a one-time adjustment of deferred tax assets and liabilities in the period the AJCA is enacted. FSP No. 109-1 requires that tax benefits resulting from the qualified domestic production activities should be recognized no earlier than the year in which they are reported in the entity’s tax return. FSP No. 109-1 is effective upon issuance (December 21, 2004). Since the tax benefits would not be recognized any earlier than the tax year ended September 30, 2006, the impact, if any, of FSP 109-1 would be reported in the Company’s financial statements no earlier than fiscal year ended September 30, 2006. The Company is currently assessing the financial impact of FSP No. 109-1 on its consolidated condensed financial statements.

ITEM 2.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING INFORMATION

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, or (c) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions. When the Company uses words such as “believes,” “expects,” “anticipates” or similar expressions, the Company is making forward-looking statements. Although Unified believes that the expectations reflected in such forward-looking statements are reasonable, the Company cannot give readers any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All forward-looking statements attributable to Unified are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date hereof. The Company undertakes no duty or obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in this document as well as in other documents the Company files from time to time with the Securities and Exchange Commission.

COMPANY OVERVIEW

Unified Western Grocers, Inc. (referred to in this Form 10-Q as “Unified,” “Company,” “our” or “we”) is a retailer-owned, grocery wholesale cooperative serving supermarket operators located primarily in the western United States and the South Pacific. The Company’s customers range in size from single store operators to regional supermarket chains. The Company operates its business in two reportable business segments: (1) Wholesale Distribution and (2) Insurance. All remaining business activities are grouped into “All Other” (see Note 3 of Notes to Consolidated Condensed Financial Statements).

We sell a wide variety of products typically found in supermarkets. We report all product sales in our Wholesale Distribution segment, which represents approximately 99% of our total sales. Our customers include our owners (“Members”) and non-owners (“non-members”). We also provide support services to our customers, including insurance and financing. Insurance activities account for approximately 1% of total sales and are reported in our Insurance segment, while finance activities are grouped with our All Other business activities. The availability of specific products and services may vary by geographic region. We have three separate geographical and marketing regions. The regions are Southern California, Northern California and the Pacific Northwest.

A California corporation organized in 1922 and incorporated in 1925, Unified does business primarily with those customers that have been accepted as Members. Members are required to meet specific member capitalization requirements, which include capital stock ownership and may include required cash deposits. In addition, each Member must meet minimum purchase requirements. The membership requirements, including capitalization requirements, may be modified at the discretion of the Company’s Board of Directors (the “Board”).

We distribute the earnings from activities conducted with our Members, excluding subsidiaries (collectively “patronage business”), in the form of patronage dividends. Our patronage earnings are based on the combined results of the Company’s three patronage earnings divisions: the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. The Company does business on a non-patronage basis in the Wholesale Distribution segment through its specialty food subsidiary (Market Centre, formerly known as Grocers Specialty Company) and its international sales subsidiary (Unified International, Inc). These businesses sell products to both Members and non-members. An entity that does not meet Member purchase requirements or does not desire to become a Member may conduct business with Unified as a non-member customer on a non-patronage basis. The Company does business through its subsidiaries on a non-patronage basis. Earnings from the Company’s subsidiaries and from business conducted with non-members on a non-patronage basis (collectively “non-patronage business”) are retained by the Company.

The Company operates various warehouse and office facilities that are located in Commerce, Santa Fe Springs, Stockton, Hayward, Livermore and Fresno, California and Milwaukie, Oregon. The Company also operates a bakery manufacturing facility and a milk processing plant in Los Angeles, which primarily serve the Southern California region.

Sales Activities and Recent Developments

We experienced an overall sales increase of $34.7 million, or 2.4%, for the twenty-six weeks ended April 1, 2006 (the “2006 Period”) as compared to the twenty-six week period ended April 2, 2005 (the “2005 Period”). This increase was due primarily to a $71.5 million, or 4.9%, sales increase in our continuing customer business driven primarily by new store openings, growth in the Company’s perishables divisions, and growth in our specialty grocery subsidiary. Sales related to customers who discontinued their business with us and began purchasing from competitors resulted in a $32.1 million decline in sales in the 2006 Period versus the 2005 Period.

The marketplace in which we operate continues to evolve and present challenges both to our customers and us. The continued expansion of large box store formats into our marketplace will present challenges for some of the retail grocery stores owned by our customers. In addition, self-distributing alternative formats such as warehouse, supercenters, discount, drug, natural and organic, and convenience stores continue to expand their offering of products that are a core part of the conventional grocery store offering, thereby creating additional competition for our customers. Demographic changes have created more ethnic diversity in our marketplace. To effectively compete, our successful customers have focused on, among other things, differentiation strategies in specialty products and items on the perimeter of the store such as produce, service deli, service bakery and meat categories.

To further enhance our strategy to help our customers differentiate themselves from the competition, during the second quarter of fiscal 2006, we changed the name of our specialty grocery subsidiary to Market Centre to better reflect the company’s broad range of product offerings and unique services that are offered to our retail customers. The new focus on Market Centre will help us improve this important tool to help our retailers with their individual differentiation strategies. Through our Market Centre subsidiary, we will offer specialty grocery products in four categories: gourmet specialties, ethnic foods, natural/organic products and confections. In addition to supplying these products, Market Centre will continue to offer a wide range of retail support services, including category development and management, merchandising services, marketing programs and promotional strategies.

We also support growth by offering promotions on fast-moving products and by supporting and sponsoring major events that help promote sales at the retail level.

Economic Factors

In recent periods, we have experienced significant volatility in costs associated with fuel, workers’ compensation, wages, medical and other benefits. Management continually focuses attention on initiatives aimed at improving business processes and managing costs. These initiatives have resulted in significant improvements, most notably in improved warehouse and transportation efficiencies. Labor efficiencies, such as the number of cases moved in the warehouse per hour of work, have increased 0.6% in the 2006 Period compared to the 2005 Period and 5.1% in the 2005 Period compared to the first twenty-six weeks of fiscal 2004.

Technology

Technology improvements have been an important part of Unified’s strategy to improve service to its customers and lower costs. Over the past two years we have been upgrading our warehouse systems to improve efficiencies and order fulfillment accuracy. We are also in the process of implementing a new Enterprise Resource Planning (“ERP”) system that will operate in our dairy processing and bakery plants. The new system will automate our record keeping process, allow for more efficient procurement and production planning and provide greater visibility of manufacturing variances, thus allowing us to analyze and improve the manufacturing process. Additionally, we have made improvements to better support our interactions with vendors and customers, including our new item introductions, promotions management and payment support activities that have also helped improve efficiencies and lower costs. These efforts include improvements that complete the supply chain cycle by improving speed-to-shelf for new items and enhancing retail promotion planning.

RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the consolidated condensed financial statements and notes to the consolidated condensed financial statements, specifically Note 3 to Notes to Consolidated Condensed Financial Statements, “Segment Information,” included elsewhere in this report. Certain statements in the following discussion are not historical in nature and should be considered to be forward-looking statements that are inherently uncertain.

The following table sets forth the percentage of selected consolidated financial data of Unified expressed as a percentage of net sales for the periods indicated and the percentage increase or decrease in such items over the prior period.

	Thirteen Weeks Ended		% Change	Twenty-Six Weeks Ended		% Change
Fiscal Period Ended	April 1, 2006	April 2, 2005	Thirteen Weeks	April 1, 2006	April 2, 2005	Twenty-Six Weeks
Net sales	100.0%	100.0%	1.9%	100.0%	100.0%	2.4%
Cost of sales	89.7	89.8	1.8	89.8	89.4	2.8
Distribution, selling and administrative expenses	8.3	8.6	(1.3)	8.1	8.6	(2.7)

Operating income	2.0	1.6	26.3	2.1	2.0	7.6
Interest expense	(0.5)	(0.5)	(5.3)	(0.5)	(0.5)	(1.0)
Estimated patronage dividends	(0.6)	(0.5)	20.0	(0.6)	(0.8)	(20.0)
Income taxes	(0.4)	(0.3)	32.5	(0.3)	(0.3)	24.2

Net earnings	0.5%	0.3%	85.8%	0.7%	0.4%	62.5%

THIRTEEN WEEK PERIOD ENDED APRIL 1, 2006 (“2006 PERIOD”) COMPARED TO THE THIRTEEN WEEK PERIOD ENDED APRIL 2, 2005 (“2005 PERIOD”)

Overview of the 2006 Period.    The Company’s consolidated operating income was $14.3 million in the 2006 Period compared to $11.3 million in the 2005 Period. Operating income improved in both of the Company’s operating segments and the All Other category.

•	Wholesale Distribution Segment: The Wholesale Distribution segment’s operating income was $12.8 million in the 2006 Period compared to $11.1 million in the 2005 Period. The increase in operating income was primarily due to continued benefits from increased efficiencies in our operations partially offset by a reduction in margin. We have also benefited from cost reductions in workers’ compensation expense due to management actions (implementing safety programs and reducing corporate risk exposure via the use of higher deductible policies) and recent legislative changes. See additional discussion under “Net sales – Wholesale Distribution Segment” below.

•	Insurance Segment: Operating income improved $0.7 million in the Company’s Insurance segment to $1.4 million in the 2006 Period compared to $0.7 million in the 2005 Period. Our workers’ compensation claims development continued to improve during the 2006 Period. The improvement is attributable to several factors, including the positive impact on claims development resulting from legislative reforms passed by California’s legislature. These reforms have helped to reduce the cost of claims, particularly with respect to medical costs. Continued participation of our customers in higher deductible policies has also contributed to the improvement. These policies can be less costly for customers and reduce Unified’s portion of its claims loss exposure.

•	All Other: All Other business activities primarily consist of our finance subsidiary and the consolidation of a variable interest entity as discussed in Note 2 of the Notes to the Consolidated Condensed Financial Statements in Item 1. Operating income increased $0.6 million to $0.1 million for the 2006 Period compared to a loss of $0.5 million in the 2005 Period, and consisted of $0.2 million in operating income from our finance subsidiary offset by $0.1 million in operating expense associated with our variable interest entity.

The following tables summarize the performance of each business segment for the 2006 and 2005 Periods.

Wholesale Distribution Segment (dollars in thousands)
	Thirteen Weeks Ended April 1, 2006		Thirteen Weeks Ended April 2, 2005
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$706,554	—	$690,184	—	$16,370
Inter-segment eliminations	—	—	—	—	—

Net sales	706,554	100.0	690,184	100.0	16,370
Cost of sales	636,680	90.1	622,068	90.1	14,612
Distribution, selling and administrative expenses	57,056	8.1	57,047	8.3	9

Operating income	$12,818	1.8	$11,069	1.6	$1,749

Insurance Segment (dollars in thousands)
	Thirteen Weeks Ended April 1, 2006		Thirteen Weeks Ended April 2, 2005
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales—premiums earned	$5,183	—	$7,573	—	$(2,390)
Inter-segment eliminations	(1,975)	—	(1,549)	—	(426)

Net sales—premiums earned	3,208	100.0	6,024	100.0	(2,816)
Cost of sales—underwriting expenses	274	8.5	3,534	58.7	(3,260)
Selling and administrative expenses	1,525	47.6	1,763	29.2	(238)

Operating income	$1,409	43.9	$727	12.1	$682

All Other (dollars in thousands)
	Thirteen Weeks Ended April 1, 2006		Thirteen Weeks Ended April 2, 2005
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$422	—	$344	—	$78
Inter-segment eliminations	(150)	—	(72)	—	(78)

Net sales	272	100.0	272	100.0	—
Distribution, selling and administrative expenses	209	76.8	752	276.5	(543)

Operating income (loss)	$63	23.2	$(480)	(176.5)	$543

Net sales.    Consolidated net sales increased $13.6 million to $710.1 million in the 2006 Period compared to $696.5 million for the 2005 Period.

•	Wholesale Distribution Segment: Net Wholesale Distribution sales increased $16.4 million to $706.6 million in the 2006 Period compared to $690.2 million for the 2005 Period. We continued to experience sales growth through new store openings and growth in sales of products that help our customers differentiate their stores from the competition. We also continued to experience a decline in sales of center store dry grocery products as a result of continued competitive pressures from alternate format food stores (warehouse, supercenters, discount, drug, natural and organic, and convenience) that are influencing shoppers’ buying practices, as well as certain customers buying more product directly from manufacturers.

Continuing Customer Sales Growth

•	Sales increased by approximately $32.2 million due primarily to the distribution volume of existing customers’ expansion to new store locations, growth in our perishables product offerings such as meat, produce, service deli and service bakery, and growth in our specialty foods subsidiary that have helped our customers differentiate themselves from their competition. As a result of these efforts, sales of perishables products grew $15.7 million while our Market Centre sales grew $6.0 million over the 2005 Period.

Customer Changes

•	Sales to customers in the 2005 Period that discontinued business with us and began purchasing their products from competitors were $15.8 million.

•	Insurance Segment: Net sales, consisting principally of premium revenues, decreased $2.8 million to $3.2 million in the 2006 Period compared to $6.0 million for the 2005 Period. Our Insurance Segment primarily sells workers’ compensation coverage in California. The drivers of the decline are as follows:

Rate Decline

A decline in policy rates caused a $0.8 million reduction in premium revenues. The rate decline was due to two key factors:

•	The California Legislature passed legislation in 2003 and 2004 to allow greater controls over medical costs related to workers’ compensation. These cost reductions have led to lower policy premiums in the 2006 Period compared to the 2005 Period.

•	Certain policyholders have shifted to higher deductible policies that shift some of the risk of loss from us to the policyholder. These higher deductible policies carry lower rates and lower risk for us and contribute to the overall sales decline. These higher deductible policies plus emphasis on loss control can also result in lower costs for policyholders.

Policy Renewals

•	Net policy renewals declined 7.1% in the 2006 Period, representing a $2.0 million reduction in premium revenues. The decline in policy renewals resulted from increased competitive pressures as new carriers entered the marketplace.

•	All Other: Net revenues were consistent at $0.3 million for both the 2006 and 2005 Periods.

Cost of sales.    Consolidated cost of sales were $637.0 million for the 2006 Period and $625.6 million for the 2005 Period and comprised 89.7% and 89.8% of consolidated net sales for the 2006 and 2005 Periods, respectively.

•	Wholesale Distribution Segment: Cost of sales increased by $14.6 million to $636.7 million in the 2006 Period compared to $622.1 million in the 2005 Period. As a percentage of net wholesale sales, cost of sales was 90.1% for both the 2006 and 2005 Periods.

•	A change in product and Member sales mix contributed to a 0.1% increase in cost of sales as a percent of net wholesale sales. Our growth was primarily in products that carry a higher cost of sales as a percent of net sales compared to the 2005 Period product mix average. Our larger customers have driven the sales growth in new store openings. These customers typically pick up their orders from our facilities and their larger order sizes allow for higher operational efficiencies. As a result, the margin on these customers is lower than average and increases the cost of sales as a percent of total sales.

•	A change in vendor go-to-market strategies contributed to a 0.1% decrease in cost of sales as a percent of net wholesale sales. Our vendors and brokers are continually evaluating their go-to-market strategies to effectively promote their products. Changes in their strategies could have a favorable or unfavorable impact on our financial performance. See “Critical Accounting Policies and Estimates – Vendor Funds” discussed in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended October 1, 2005 for additional information.

•	Insurance Segment: Cost of sales, comprised primarily of underwriting expenses such as claim losses incurred and loss reserve expenses, decreased $3.2 million from $3.5 million to $0.3 million in the 2006 Period compared to the 2005 Period. During 2003 and 2004, California legislative reforms were passed aimed at reducing the rising cost of workers’ compensation expenses, primarily in the cost of providing health care. We began experiencing the benefits of the California legislative reforms in the latter half of our 2005 fiscal year. These benefits have continued in the 2006 Period. The decline in cost of sales in the 2006 Period resulted from lowering loss reserves at April 1, 2006 based on improving loss experience for earlier periods. The reduction in reserves at April 1, 2006 for losses and loss adjustment expenses was greater than the accrual of new reserves plus paid losses and loss adjustment expenses for the 2006 Period. The cost of insurance and the sufficiency of loss reserves are also impacted by actuarial estimates based on a detailed analysis of health care cost trends, mortality rates, claims history, demographics and industry trends. As a result, the amount of loss reserves and future expenses is significantly affected by these variables and may significantly change, depending on the cost of providing benefits and the results of further legislative action.

Distribution, selling and administrative expenses.    Consolidated distribution, selling and administrative expenses were $58.8 million in the 2006 Period compared to $59.6 million in the 2005 Period, and comprised 8.3% and 8.6% of net sales for the 2006 and 2005 Periods, respectively.

•	Wholesale Distribution Segment: Distribution, selling and administrative expenses were $57.1 million in the 2006 Period compared to $57.0 million in the 2005 Period, and comprised 8.1% and 8.3% of net wholesale sales for the 2006 and 2005 Periods, respectively.

The factors contributing to the 0.2% decrease in expenses as a percent of net wholesale sales are as follows:

•	Sales Leveraging on Expenses: General expenses increased $1.0 million to support the sales increase, but resulted in a 0.1% decline as a percent of net wholesale sales.

•	Workers’ Compensation Expense: We are self-insured up to $300,000 per incident with a stop loss coverage policy over that amount. Loss accruals up to the stop loss coverage are made based on actuarially developed loss estimates. Our workers’ compensation expenses declined by $1.5 million, or 0.2% as a percent of net wholesale sales, primarily due to the positive impact of the California legislative reforms discussed above. Workers’ compensation expenses have also been reduced due to management actions, including the implementation of safety programs and reduction of corporate risk exposure via the use of higher deductible policies. Future expenses may significantly change depending on the cost of providing health care and the results of further legislative action.

•	Depreciation and Amortization Expense: Expenses related to depreciation and amortization declined $1.2 million or 0.2% as a percent of net wholesale sales. In September 1999, we completed a merger (the “Merger”) with United Grocers, Inc. (“United”), a grocery cooperative headquartered in Milwaukie, Oregon. Following the Merger, our capital and information technology requirements temporarily increased. Over the past three years, our need for new capital and information technology declined from the post-Merger level. The reduction in expense is related to many of those Merger-related activities becoming fully depreciated and amortized. We expect this reduction to continue only through the remainder of this fiscal year.

•	Benefits and Professional Services: During the period, we incurred cost increases of $1.4 million, or 0.2% as a percent of net wholesale sales.

•	Transportation Cost Increases: During the period, costs related to fuel and common carrier activities increased $0.4 million, or 0.1% as a percent of net wholesale sales. The fuel cost increases were recovered through fuel surcharges reported as a reduction in cost of sales.

•	Insurance Segment: Distribution, selling and administrative expenses for the Insurance segment were comparable at $1.5 million for the 2006 Period compared to $1.8 million for the 2005 Period.

•	All Other: Distribution, selling and administrative expenses for our All Other business activities for the 2006 Period were $0.2 million compared to $0.8 million for the 2005 Period. During the 2005 Period, we incurred higher lease reserves on properties associated with our variable interest entity.

Interest.    Interest expense was $3.5 million in the 2006 Period compared to $3.7 million in the 2005 Period, or 0.5% as a percent of consolidated net sales for both the 2006 Period and the 2005 Period. Factors contributing to the decrease in interest expense are as follows:

•	Interest expense on our primary debt instruments was $2.8 million and $3.0 million for the 2006 and 2005 Periods, respectively.

•	Weighted Average Borrowings: Interest expense declined $0.3 million over the 2005 Period due to a reduction in our weighted average borrowings. Weighted average borrowings were reduced by $20.5 million due to improved cash flow from operations, our Equity Enhancement Program (see “Equity Enhancement Plan”) and C&K’s repurchase on February 9, 2006 of 95,000 shares of Series A-2 Preferred Shares held by Unified for $9.8 million (see Note 7 of Notes to Consolidated Condensed Financial Statements).

•	Interest Rates: Interest expense increased $0.1 million over the 2005 Period. Our effective borrowing rate for the combined primary debt, made up of the revolving line of credit and senior secured notes, was 7.5% and 7.0% for the 2006 and 2005 Periods, respectively. Several offsetting factors contributed to the increase in interest rates. First, we signed an agreement on January 6, 2006 to amend and restate our Senior Note Agreement (see “Outstanding Debt and Other Financing Arrangements”) reducing our effective interest rate. Second, we realized a reduction in our interest rate margin over the base borrowing rate on the revolving line of credit due to achieving certain financial results. Third, with the overall market interest rate change, the base borrowing rate on the revolver increased over the 2005 Period, more than offsetting the reduction in margin on the revolver and the improved rate on the Senior Notes.

Borrowings on our revolving credit agreement are subject to market rate fluctuations. A 25 basis point change in the market rate of interest over the period would have resulted in a $30,000 increase or decrease in corresponding interest expense.

•	Interest expense on our secondary debt instruments was $0.7 million for both the 2006 and 2005 Periods.

Estimated patronage dividends.    Estimated patronage dividends for the 2006 Period were $4.3 million, compared to $3.5 million in the 2005 Period, an increase of 20.0%. Patronage dividends for the 2006 and 2005 Periods consisted of the patronage earnings from the Company’s three patronage earnings divisions: the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2006 and 2005 Periods, respectively, the Company had patronage earnings of $2.4 million and $2.8 million in the Southern California Dairy Division, $0.2 million and $0.1 million in the Pacific Northwest Dairy Division and $1.7 million and $0.6 million in the Cooperative Division.

Income taxes.    The Company’s effective income tax rate was 38.8% for the 2006 Period compared to 47.0% for the 2005 Period. The Company estimates that its effective tax rate will be 34% for the remainder of fiscal 2006. The lower rate for the 2006 Period is due to provision-to-return differences and fluctuations in permanent items.

TWENTY-SIX WEEK PERIOD ENDED APRIL 1, 2006 (“2006 PERIOD”) COMPARED TO THE TWENTY-SIX WEEK PERIOD ENDED APRIL 2, 2005 (“2005 PERIOD”)

Overview of the 2006 Period.    The Company’s consolidated operating income improved by $2.2 million to $30.9 million in the 2006 Period compared to $28.8 million in the 2005 Period. The operating income for the Company’s Insurance segment and All Other category improved over the 2005 Period, but was offset in part by a decline in the Wholesale Distribution segment.

•	Wholesale Distribution Segment: The Wholesale Distribution segment realized an overall net decrease in operating income of $0.4 million to $26.7 million in the 2006 Period compared to $27.1 million in the 2005 Period. The decrease in operating income was due to a reduction in margin partially offset by continued benefits from increased efficiencies in our operations. We have also benefited from cost reductions in workers’ compensation expense due to management actions (implementing safety programs and reducing corporate risk exposure via the use of higher deductible policies) and recent legislative changes. See additional discussion under “Net sales – Wholesale Distribution Segment” below.

•

Insurance Segment:    Operating income improved $2.4 million in the Company’s Insurance segment to $4.5 million in the 2006 Period compared to $2.1 million in the 2005 Period. Our workers’ compensation claims development continued to improve during the 2006 Period. The improvement is attributable to several factors, including the positive impact on claims development resulting from legislative reforms passed by California’s legislature. These reforms have helped to reduce the cost of claims, particularly with respect to medical costs. Continued participation of our customers in higher deductible policies, which can be less costly for them and reduce Unified’s portion of its claims loss exposure, has also contributed to the improvement.

•	All Other: All Other business activities primarily consist of the Company’s finance subsidiary and the consolidation of a variable interest entity as discussed in Note 2 of the Notes to Consolidated Condensed Financial Statements in Item 1. Operating income improved $0.2 million to a loss of $0.3 million in the 2006 Period compared to a loss of $0.5 million in the 2005 Period. The loss of $0.3 million for the 2006 period was due to lease expenses associated with the Company’s variable interest entity of $0.6 million partially offset by income of $0.3 million in the Company’s finance subsidiary.

The following tables summarize the performance of each business segment for the 2006 and 2005 Periods.

Wholesale Distribution Segment (dollars in thousands)
	Twenty-Six Weeks Ended April 1, 2006		Twenty-Six Weeks Ended April 2, 2005
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$1,452,813	—	$1,413,396	—	$39,417
Inter-segment eliminations	—	—	—	—	—

Net sales	1,452,813	100.0	1,413,396	100.0	39,417
Cost of sales	1,311,493	90.3	1,268,923	89.8	42,570
Distribution, selling and administrative expenses	114,622	7.9	117,345	8.3	(2,723)

Operating income	$26,698	1.8	$27,128	1.9	$(430)

Insurance Segment (dollars in thousands)
	Twenty-Six Weeks Ended April 1, 2006		Twenty-Six Weeks Ended April 2, 2005
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales—premiums earned	$11,485	—	$15,874	—	$(4,389)
Inter-segment eliminations	(4,001)	—	(3,615)	—	(386)

Net sales—premiums earned	7,484	100.0	12,259	100.0	(4,775)
Cost of sales—underwriting expenses	(157)	(2.1)	6,576	53.6	(6,733)
Selling and administrative expenses	3,122	41.7	3,536	28.9	(414)

Operating income	$4,519	60.4	$2,147	17.5	$2,372

All Other (dollars in thousands)
	Twenty-Six Weeks Ended April 1, 2006		Twenty-Six Weeks Ended April 2, 2005
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$837	—	$686	—	$151
Inter-segment eliminations	(292)	—	(175)	—	(117)

Net sales	545	100.0	511	100.0	34
Distribution, selling and administrative expenses	829	152.1	1,032	202.0	(203)

Operating (loss) income	$(284)	(52.1)	$(521)	(102.0)	$237

Net sales.    Consolidated net sales increased $34.7 million to $1.461 billion in the 2006 Period compared to $1.426 billion in the 2005 Period.

•	Wholesale Distribution Segment: Net Wholesale Distribution sales increased $39.4 million to $1.453 billion in the 2006 Period compared to $1.413 billion for the 2005 Period. We continued to experience sales growth through new store openings and growth in sales of products that help our customers differentiate their stores from the competition. We also continued to experience a decline in sales of center store dry grocery products as a result of continued competitive pressures from alternate format food stores (warehouse, supercenters, discount, drug, natural and organic, and convenience) that are influencing shoppers’ buying practices, as well as certain customers buying more product directly from manufacturers.

Continuing Customer Sales Growth

•	Sales increased by approximately $71.5 million due primarily to the distribution volume of existing customers’ expansion to new store locations, growth in our perishables product offerings such as meat, produce, service deli and service bakery, and growth in our specialty foods subsidiary that have helped our customers differentiate themselves from their competition. As a result of these efforts, sales of perishables products grew $33.4 million while our Market Centre sales grew $12.4 million over the 2005 Period.

Customer Changes

•	Sales to customers in the 2005 Period that discontinued business with us and began purchasing their products from competitors were $32.1 million.

•	Insurance Segment: Net sales, consisting principally of premium revenues, decreased $4.8 million to $7.5 million in the 2006 Period compared to $12.3 million for the 2005 Period. Our Insurance Segment primarily sells workers’ compensation coverage in California. The drivers of the decline are as follows:

Rate Decline

A decline in policy rates caused a $2.0 million reduction in premium revenues. The rate decline was due to two key factors:

•	The California Legislature passed legislation in 2003 and 2004 to allow greater controls over medical costs related to workers’ compensation. These cost reductions have led to lower policy premiums in the 2006 Period compared to the 2005 Period.

•	Certain policyholders have shifted to higher deductible policies that shift some of the risk of loss from us to the policyholder. These higher deductible policies carry lower rates and lower risk for us and contribute to the overall sales decline. These higher deductible policies plus emphasis on loss control can also result in lower costs for policyholders.

Policy Renewals

•	Net policy renewals declined 6.7% in the 2006 Period, representing a $2.8 million reduction in premium revenues. The decline in policy renewals resulted from increased competitive pressures as new carriers entered the marketplace.

•	All Other: Net sales were $0.5 million for both the 2006 and 2005 Periods.

Cost of sales.    Consolidated cost of sales were $1.311 billion for the 2006 Period compared to $1.275 billion for the 2005 Period and comprised 89.8% and 89.4% of consolidated net sales for the 2006 and 2005 Periods, respectively.

•	Wholesale Distribution Segment: Cost of sales increased by $42.6 million to $1.311 billion in the 2006 Period compared to $1.269 billion in the 2005 Period. As a percentage of net wholesale sales, cost of sales was 90.3% and 89.8% for the 2006 and 2005 Periods, respectively. Several factors contributed to the 0.5% increase in cost of sales as a percentage of net wholesale sales.

•	A change in product and Member sales mix contributed to a 0.4% increase in cost of sales as a percent of net wholesale sales. Our growth was primarily in products that carry a higher cost of sales as a percent of net sales compared to the 2005 Period product mix average. Our larger customers have driven the sales growth through new store openings. These customers typically pick up their orders from our facilities and their larger order sizes allow for higher operational efficiencies. As a result, the margin on these customers is lower than average and increases the cost of sales as a percent of total sales.

•	A change in vendor go-to-market strategies contributed to a 0.1% increase in cost of sales as a percent of net wholesale sales. Our vendors and brokers are continually evaluating their go-to-market strategies to effectively promote their products. Changes in their strategies could have a favorable or unfavorable impact on our financial performance. See “Critical Accounting Policies and Estimates – Vendor Funds” discussed in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended October 1, 2005 for additional information.

•	Insurance Segment: Cost of sales, comprised primarily of underwriting expenses such as claim losses incurred and loss reserve expenses, decreased $6.7 million from $6.6 million to a $0.1 million credit in the 2006 Period compared to the 2005 Period. During 2003 and 2004, California legislative reforms were passed aimed at reducing the rising cost of workers’ compensation expenses, primarily in the cost of providing health care. We began experiencing the benefits of the California legislative reforms in the latter half of our 2005 fiscal year. These benefits have continued in the 2006 Period. The $0.1 million credit in cost of sales in the 2006 Period resulted from lowering loss reserves at April 1, 2006 based on improving loss experience for earlier periods. The reduction in reserves at April 1, 2006 for losses and loss adjustment expenses was greater than the accrual of new reserves plus paid losses and loss adjustment expenses for the 2006 Period. The cost of insurance and the sufficiency of loss reserves are also impacted by actuarial estimates based on a detailed analysis of health care cost trends, mortality rates, claims history, demographics and industry trends. As a result, the amount of loss reserves and future expenses is significantly affected by these variables and may significantly change, depending on the cost of providing benefits and the results of further legislative action.

Distribution, selling and administrative expenses.    Consolidated distribution, selling and administrative expenses were $118.6 million in the 2006 Period compared to $121.9 million in the 2005 Period, and comprised 8.1% and 8.6% of net sales for the 2006 Period and the 2005 Period, respectively.

•	Wholesale Distribution Segment: Distribution, selling and administrative expenses were $114.6 million in the 2006 Period compared to $117.3 million in the 2005 Period, and comprised 7.9% and 8.3% of net Wholesale Distribution sales for the 2006 Period and the 2005 Period, respectively.

The factors contributing to the 0.4% decrease in cost as a percent of net wholesale sales are as follows:

•	Sales Leveraging on Expenses: General expenses decreased $1.0 million, or 0.2% as a percent of net wholesale sales.

•	Workers’ Compensation Expense: We are self-insured up to $300,000 per incident with a stop loss coverage policy over that amount. Loss accruals up to the stop loss coverage are made based on actuarially developed loss estimates. Our workers’ compensation expenses declined by $2.8 million, or 0.2% as a percent of net wholesale sales, primarily due to the positive impact of the California legislative reforms discussed above. Workers’ compensation expenses have also been reduced due to management actions, including the implementation of safety programs and reduction of corporate risk exposure via the use of higher deductible policies. Future expenses may significantly change depending on the cost of providing health care and the results of further legislative action.

•	Depreciation and Amortization Expense: Expenses related to depreciation and amortization declined $2.6 million or 0.2% as a percent of net wholesale sales. In September 1999, we completed the Merger with United, a grocery cooperative headquartered in Milwaukie, Oregon. Following the Merger, our capital and information technology requirements temporarily increased. Over the past three years, our need for new capital and information technology declined from the post-Merger level. The reduction in expense is related to many of those Merger-related activities becoming fully depreciated and amortized. We expect this reduction to continue only through the remainder of this fiscal year.

•	Allowance for Doubtful Accounts and Lease Reserves: We establish reserves for uncollectible accounts receivable and various properties and retail stores that are not currently utilized for operations. In the 2006 Period, the required reserves declined $0.6 million, or 0.1% as a percent of net wholesale sales.

•	Benefits and Professional Services: During the period, we incurred cost increases of $2.8 million, or 0.2% as a percent of net wholesale sales.

•	Transportation Cost Increases: During the period, costs related to fuel and common carrier activities increased $1.5 million, or 0.1% as a percent of net wholesale sales. The fuel cost increases were recovered through fuel surcharges reported as a reduction in cost of sales.

•	Insurance Segment: Distribution, selling and administrative expenses for the Insurance segment were $3.1 million for the 2006 Period and $3.5 million for the 2005 Period.

•	All Other: Distribution, selling and administrative expenses for the Company’s All Other business activities for the 2006 Period were $0.8 million compared to $1.0 million for the 2005 Period. During the 2005 Period, we incurred higher lease reserves on properties associated with our variable interest entity.

Interest.    Interest expense was $7.5 million in the 2006 Period compared to $7.6 million in the 2005 Period and comprised 0.5% of consolidated net sales for both the 2006 and the 2005 Periods.

•	Interest expense on the Company’s primary debt instruments was $6.0 million for both the 2006 and the 2005 Periods. A reduction in weighted average borrowings was offset by an increase in rates on the revolving credit facility.

•	Weighted Average Borrowings: Interest expense declined $0.6 million over the 2005 Period due to a reduction in our weighted average borrowings. Weighted average borrowings were reduced by $21.4 million due to improved cash flow from operations, our Equity Enhancement Program (see “Equity Enhancement Plan”) and C&K’s repurchase on February 9, 2006 of 95,000 shares of Series A-2 Preferred Shares held by Unified for $9.8 million (see Note 7 of Notes to Consolidated Condensed Financial Statements).

•	Interest Rates: Interest expense increased $0.6 million over the 2005 Period. Our effective borrowing rate for the combined primary debt, made up of the revolving line of credit and senior secured notes, was 7.6% and 6.6% for the 2006 and 2005 Periods, respectively. Several offsetting factors contributed to the increase in interest rates. First, we signed an agreement on January 6, 2006 to amend and restate our Senior Note Agreement (see “Outstanding Debt and Other Financing Arrangements”), reducing our effective interest rate. Second, we realized a reduction in our interest rate margin over the base borrowing rate on the revolving line of credit due to achieving certain financial results. Third, consistent with the overall market interest rate change, the base borrowing rate on the revolver increased over the 2005 Period, offsetting the reduction in margin on the revolver and the improved rate on the Senior Notes.

Borrowings on our revolving credit agreement are subject to market rate fluctuations. A 25 basis point change in the market rate of interest over the period would have resulted in a $0.1 million increase or decrease in corresponding interest expense.

•	Changes in secondary debt instruments resulted in a $0.1 million decrease in expense to $1.5 million in the 2006 Period compared to $1.6 million in the 2005 Period.

Estimated patronage dividends.    Estimated patronage dividends for the 2006 Period were $9.4 million, compared to $11.7 million in the 2005 Period, a decrease of 20.0%. Patronage dividends for the 2006 Period consisted of the patronage earnings from the Company’s three patronage earnings divisions: the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2006 and 2005 Periods, respectively, the Company had patronage earnings of $5.1 million and $5.3 million in the Southern California Dairy Division, $0.3 million and $0.2 million in the Pacific Northwest Dairy Division and $4.0 million and $6.2 million in the Cooperative Division.

Income taxes.    The Company’s effective income tax rate was 30.4% for the 2006 Period compared to 36.4% for the 2005 Period. The Company estimates that its effective tax rate will be 34% for the remainder of fiscal 2006. The lower rate for the 2006 Period is due to provision-to-return differences and fluctuation in permanent items.

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its capital needs through a combination of internal and external sources. These sources include cash from operations, Member investments, bank borrowings, various types of long-term debt and lease financing. The Company believes that the combination of cash flows from operations, current cash balances, its Equity Enhancement Plan described below, and available lines of credit, will be sufficient to service its debt and to meet its anticipated needs for working capital and capital expenditures through at least fiscal 2006.

CASH FLOW

The Company continued to generate positive cash flow from operations, which was used for investing and financing activities during the twenty-six week 2006 Period to reduce long-term debt, provide financing to Members, invest in the Company’s infrastructure, reinvest proceeds from maturing investments and redeem Members’ capital shares.

Net cash, consisting of cash and cash equivalents, decreased by $3.5 million to $13.9 million as a result of this activity for the twenty-six week 2006 Period compared to $17.4 million as of the fiscal year ended October 1, 2005.

The following table summarizes the impact of operating, investing and financing activities on the Company’s cash flows for the twenty-six week 2006 and 2005 Periods:

(dollars in thousands)
Summary of Net Increase (Decrease) in Total Cash Flows	2006	2005	Difference
Cash provided by operating activities	$23,919	$28,222	$(4,303)
Cash utilized by investing activities	(13,021)	(10,059)	(2,962)
Cash utilized by financing activities	(14,402)	(25,966)	11,564

Total (decrease) increase in cash flows	$(3,504)	$(7,803)	$4,299

Net cash used by operating, investing and financing activities decreased $4.3 million to $3.5 million for the 2006 Period compared to $7.8 million for the 2005 Period. The improvement in net cash for the 2006 Period occurred primarily as a result of reduced cash used by financing activities of $11.6 million due to lower payments on long term debt as the Company continued to optimize its borrowing levels. This improvement was partially offset by decreased cash from operating activities of $4.3 million (due primarily to reduced accounts payable and accrued liabilities, including accrued workers’ compensation, insurance and tax liabilities) and increased cash used by investing activities of $3.0 million. Working capital was $75.3 million and $75.4 million, respectively, and the current ratio was 1.3 at April 1, 2006 and October 1, 2005.

Operating Activities:    Net cash provided by operating activities decreased by $4.3 million to $23.9 million for the 2006 Period compared to $28.2 million for the 2005 Period. The decline in cash provided by operating activities compared to the 2005 Period was attributable primarily to the impact of working capital management initiatives implemented in fiscal 2003 that continued to benefit the 2005 Period, but are reaching desired levels in the 2006 Period. Net changes in accounts receivable, inventory, prepaid expenses and current liabilities utilized $6.0 million and provided $7.8 million in cash for the 2006 and 2005 Periods, respectively, resulting in a $13.8 million reduction in cash provided by operating activities between the periods. This $13.8 million reduction was partially offset by cash generated from a net sale of trading securities of $8.2 million by its insurance subsidiaries.

Investing Activities:    Net cash used in investing activities increased by $3.0 million to $13.0 million for the 2006 Period compared to $10.0 million utilized in the 2005 Period. The increase in cash used for investing activities during the 2006 Period as compared to the 2005 Period was due to increased capital expenditures for a building renovation project and purchases of warehouse and computer equipment. Amounts used to fund notes receivable decreased $1.6 million, reflecting normal fluctuations in loan activity to Members for their inventory and equipment financing, which was offset by increases in other assets of $0.4 million as well as increases in net investments of $1.2 million, consisting of the purchase and sale of securities to replace maturing investments in the portfolios of the Company’s insurance subsidiaries and C&K’s repurchase of Series A-2 Preferred Shares held by Unified (see Note 7 of Notes to Consolidated Condensed Financial Statements). Spending on investing activities is expected to be funded by existing cash balances, cash generated from operations or additional borrowings.

Financing Activities:    Net cash utilized by financing activities was approximately $14.4 million for the 2006 Period compared to $26.0 million for the 2005 Period. The net decrease of $11.6 million in cash used by financing activities for the 2006 Period as compared to the 2005 Period was due primarily to a reduction in debt repayment resulting from lower borrowings that decreased cash use by $14.0 million as the Company continued to optimize its borrowing levels. This was offset by decreased cash provided by Member deposits (both excess and required) and estimated patronage dividends of $3.1 million between the periods, resulting from decreased patronage earnings of $0.5 million and reduced required deposits of $2.6 million for Members that participate in the Reduced Class B Investment Requirement program, which was effective March 31, 2005 (see “Member Investments and Patronage Dividends” discussed in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended October 1, 2005 for additional information). Cash used by financing activities is expected to be funded by the Company’s continuing operating cash flow and the positive impact of the Equity Enhancement Plan to meet operating and capital spending requirements.

Equity Enhancement Plan

In fiscal 2002, the Company initiated an equity enhancement plan designed to build equity in the Company for future investment in the business and other infrastructure improvements. See “Equity Enhancement Plan” discussed in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended October 1, 2005 for additional information.

Credit Facilities

The Company has a $225.0 million revolving credit agreement that expires on December 5, 2007 (see “Contractual Obligations and Commercial Commitments” discussed in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended October 1, 2005 for additional information.). This facility, combined with the Company’s reduction in its borrowing levels under the facility to $45.6 million at April 1, 2006, increases the availability of capital accessible by the Company. In addition, on January 6, 2006, the Company amended and restated its Senior Note Agreement with John Hancock Life Insurance Company (see “Outstanding Debt and Other Financing Arrangements”). This amended and restated Senior Note Agreement provided an additional $6.2 million in funds to the Company and extended the maturity date to January 1, 2016 from April 1, 2008 and October 1, 2009 on $86.0 million of the notes.

Off-Balance Sheet Arrangements

As of the date of this report, with the exception of the transaction disclosed in Note 2 of Notes to Consolidated Condensed Financial Statements, the Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

There have been no material changes in the Company’s contractual obligations and commercial commitments outside the ordinary course of the Company’s business during the twenty-six week period ending April 1, 2006. See “Contractual Obligations and Commercial Commitments” discussed in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended October 1, 2005 for additional information.

OUTSTANDING DEBT AND OTHER FINANCING ARRANGEMENTS

Other than as discussed below, there have been no material changes in the Company’s outstanding debt and other financing arrangements outside the ordinary course of the Company’s business during the interim period ending April 1, 2006. See “Outstanding Debt and Other Financing Arrangements” discussed in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended October 1, 2005 for additional information.

The Company had a total of $92.5 million outstanding in senior secured notes to certain insurance companies and pension funds (referred to collectively as John Hancock Life Insurance Company, or “Hancock”) under a note purchase agreement dated September 29, 1999 (as amended, the “Senior Note Agreement”) at October 1, 2005, and $96.8 million outstanding at April 1, 2006 under the Senior Note Agreement as amended and restated effective January 6, 2006.

On January 6, 2006 (the “effective date”), the Company entered into an agreement (the “Amendment”) with Hancock which amended and restated its Senior Note Agreement ($92.5 million at October 1, 2005) to $96.8 million as of the effective date of the Amendment. The Amendment extended the maturity date to January 1, 2016 from April 1, 2008 and October 1, 2009 on $86.0 million of the notes. The Amendment also decreased interest rates that ranged from 7.72% to 8.71% on $86.0 million of notes to a range of 6.421% to 7.157%.

The Amendment calls for interest only payments for the first five years of the term, and then starting on the 61st payment, principal plus interest on the $86.0 million of notes. At the maturity date, a balloon payment of $66.8 million is due. In addition, $10.8 million of notes will mature on April 1, 2008 (monthly payments of principal plus interest at 7.72%) and October 1, 2009 (monthly payments of interest only at 8.71%), with balloon payments of $4.4 million and $4.5 million, respectively.

The notes continue to be secured by certain of the Company’s personal and real property and contain customary covenants, default provisions (including acceleration of the debt in the event of an uncured default), and prepayment penalties similar to those included in the original note purchase agreement.

MEMBER INVESTMENTS AND PATRONAGE DIVIDENDS

Members are required to meet specific Member capitalization requirements, which include capital stock ownership and may include required cash deposits (“Required Deposits”). Members may also maintain deposits with Unified in excess of such Required Deposit amounts (“Excess Deposits”). See “Member Investments and Patronage Dividends” discussed in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended October 1, 2005 for additional information.

Members’ Required Deposits are contractually subordinated and subject to the prior payment in full of certain senior indebtedness of the Company. Unified’s obligation to repay Members’ Required Deposit accounts on termination of Member status (once the Member’s obligations to Unified have been satisfied) is reported as a long-term liability on Unified’s consolidated condensed balance sheets. Excess Deposits are not subordinated to Unified’s other obligations and are reported as short-term liabilities on Unified’s consolidated condensed balance sheets. At April 1, 2006 and October 1, 2005, Unified had $10.5 and $10.4 million, respectively, in “Members’ required deposits” and $18.6 and $13.4 million, respectively, in “Members’ excess deposits and estimated patronage dividends” (of which $12.3 and $10.0 million, respectively, represented Excess Deposits).

REDEMPTION OF CAPITAL STOCK

On October 19, 2005, the Board authorized the repurchase on October 25, 2005 of 1,950 shares of the Company’s Class A Shares that had been tendered and were pending redemption. The Company paid approximately $0.34 million to redeem the shares. On October 5, 2005 and October 21, 2005, the Company repurchased 129 and 196 shares, respectively, of the Company’s Class B Shares that had been tendered and were pending redemption. The Company paid approximately $0.06 million to redeem the shares. On December 14, 2005, the Board authorized the repurchase on December 30, 2005 of 1,600 shares of the Company’s Class A Shares and 23,130 shares of the Company’s Class B Shares that had been tendered and were pending redemption. The Company paid approximately $0.31 million and $4.0 million, respectively, to redeem the shares.

On February 10, 2006, the Company authorized that 1,108 shares of the Company’s Class E Shares (in the amount of $0.1 million) be voided on March 10, 2006. Concurrently, 566 shares of the Company’s Class B Shares were issued in the amount of $0.1 million.

See “Redemption of Capital Stock” discussed in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended October 1, 2005 for additional information.

PENSION AND POSTRETIREMENT BENEFIT PLANS

The Company sponsors a cash balance plan (“Cash Balance Plan”). The Company funding policy is to make contributions to the Cash Balance Plan in amounts that are at least sufficient to meet the minimum funding requirements of applicable laws and regulations, but no more than amounts deductible for federal income tax purposes. The Company also sponsors an executive salary protection plan (“ESPP II”) that provides supplemental post-termination retirement income based on each participant’s final salary and years of service as an officer of the Company. Funds are held in a rabbi trust for the ESPP II consisting primarily of life insurance policies reported at cash surrender value.

The Company sponsors postretirement benefit plans that cover both non-union and union employees. These plans are not funded.

The Company’s net periodic benefit cost for its combined pension and other postretirement benefits was approximately $5.6 million for the twenty-six week period ended April 1, 2006 compared to $5.5 million for the twenty-six week period ended April 2, 2005.

Commencing with its quarterly contribution of $1.04 million made on April 14, 2006, the Company expects to make contributions of $1.04 million per quarter for the remainder of the 2006 plan year. At its discretion, the Company may contribute in excess of these amounts. Additional contributions for the 2005 plan year, if any, will be due by September 15, 2006, while contributions for the 2006 plan year will be due by September 15, 2007. The Company contributed $0.6 million to the ESPP II during the twenty-six weeks ended April 1, 2006 to fund projected benefit payments to participants for the 2006 plan year.

At April 1, 2006, the fair value of the Cash Balance Plan assets increased to $86.3 million from $73.2 million at October 1, 2005.

RISK FACTORS

The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial also may impair the Company’s business operations. If any of the following risks occur, the Company’s business, prospects, financial condition, operating results and cash flows could be adversely affected in amounts that could be material.

Unified’s management deals with many risks and uncertainties in the normal course of business. Readers should be aware that the occurrence of the risks, uncertainties and events described in the risk factors below and elsewhere in this Form 10-Q could have an adverse effect on the Company’s business, results of operations and financial position.

The markets in which we operate are highly competitive.    The wholesale food distribution and retail grocery industries are highly competitive and characterized by high volume and low profit margins. The shifting of market share among competitors is typical of the wholesale food business as competitors attempt to increase sales in various markets. A significant portion of the Company’s sales are made at prices based on the cost of products it sells plus a markup. As a result, the Company’s profit levels may be negatively impacted if it is forced to respond to competitive pressure by reducing prices.

The increased competition has caused the industry to undergo changes as participants seek to lower costs, further increasing pressure on the industry’s already low profit margins. In addition to price competition, food wholesalers also compete with regard to quality, variety and availability of products offered, strength of private label brands offered, schedules and reliability of deliveries and the range and quality of services provided.

Continued consolidation in the industry, consolidation among the Company’s suppliers, new entrants and trends toward vertical integration could create additional competitive pressures that reduce margins and adversely affect the Company’s business, financial condition and results of operations.

The Company may experience reduced sales if Members lose market share.    The Company’s customers face increasing competition at the retail distribution level with several large fully integrated chain store organizations, as well as alternative format food stores including warehouse stores and supercenters. These supercenters have benefited from concentrated buying power and low-cost distribution technology, and have increasingly gained market share at the expense of traditional supermarket operators, including some independent operators, many of whom are the Company’s customers. The market share of such alternative format stores is expected to grow in the future, potentially resulting in a loss of sales volume for the Company. A loss of sales volume could potentially cause patronage dividends to be reduced and/or the book value of the Company’s shares to decrease, thereby reducing the value of the Members’ Class B Shares.

We will continue to be subject to risk of loss of member volume.    The Company’s operating results are highly dependent upon either maintaining or growing its distribution volume to its customers. The Company’s top ten Member and non-member customers constituted approximately 41.2% of total sales for the twenty-six week period ended April 1, 2006. A significant loss in membership or volume could adversely affect the Company’s operating results. We will continue to be subject to the risks associated with consolidation within the grocery industry. When independent retailers are acquired by large chains with self-distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower sales volume.

The Company may experience reduced sales if Members purchase directly from suppliers.    Increased industry competitive pressure is causing some of the Company’s Members that can qualify to purchase directly from suppliers to increase their level of direct purchases from suppliers and expand their self-distribution activities. The Company’s operating results could be adversely affected if a significant reduction in distribution volume occurred in the future.

We are vulnerable to changes in general economic conditions.    The Company is affected by certain economic factors that are beyond its control including inflation. An inflationary economic period could impact the Company’s operating expenses in a variety of areas, including, but not limited to, employee wages, benefits and workers’ compensation insurance, as well as energy and fuel costs. A significant portion of the Company’s debt is at floating interest rates and an inflationary economic cycle typically results in higher interest costs. The Company operates in an industry characterized by low margins within a highly competitive marketplace; therefore, passing on such cost increases to customers could be difficult. To the extent the Company is unable to mitigate increasing costs, patronage dividends may be reduced and/or the book value of the Company’s shares may decrease, thereby reducing the value of the Members’ Class B Shares.

Changes in the economic environment could adversely affect Unified’s customer’s ability to meet certain obligations to the Company or leave the Company exposed for obligations the Company has guaranteed. Loans to Members, trade receivables and lease guarantees could be at risk in a sustained inflationary environment. In response to this potential risk, the Company establishes reserves for notes receivable, trade receivables, and lease commitments for which the Company may be at risk for default. Under certain circumstances, the Company would be required to foreclose on assets provided as collateral or assume payments for leased locations for which the Company has guaranteed payment. Although the Company believes its reserves to be adequate, the Company’s operating results could be adversely affected in the event that actual losses exceed available reserves.

The Company may on occasion hold investments in the common and preferred stock of Members (see Note 7 of Notes to Consolidated Condensed Financial Statements). These investments are generally held at cost or the equity method and are periodically evaluated for impairment. As a result, changes in the economic environment that adversely affect the business of these Members could result in the write-down of these investments. This risk is unique to a cooperative form of business in that investments are made to support Members’ businesses, and those economic conditions that adversely affect the Members can also reduce the value of the Company’s investment, and hence the book value of the underlying capital shares.

Litigation could lead to unexpected losses.    During the normal course of carrying out its business, the Company may become involved in litigation. In the event that management determines that the probability of an adverse judgment in a pending litigation is likely and that the exposure can be reasonably estimated, appropriate reserves are recorded at that time pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 5 “Accounting for Contingencies.” Although the Company believes its reserves to be adequate, the final outcome of any litigation could adversely affect operating results if the actual settlement amount exceeds established reserves and insurance coverage.

We are subject to environmental laws and regulations.    The Company owns and operates various facilities for the manufacture, warehousing and distribution of products to its customers. Accordingly, the Company is subject to increasingly stringent federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials. In particular, under applicable environmental laws, the Company may be responsible for remediation of environmental conditions and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to its facilities and the land on which the Company facilities are situated, regardless of whether the Company leases or owns the facilities or land in question and regardless of whether such environmental conditions were created by it or by a prior owner or tenant. The Company believes it is in compliance with all such laws and regulations and has established reserves for known and anticipated costs of remediation.

We are exposed to potential product liability claims.    The packaging, marketing and distribution of food products purchased from others involve an inherent risk of product liability, product recall and adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by the Company. These contaminants may result in illness, injury or death if such contaminants are not eliminated. Accordingly, the Company maintains stringent quality standards on the products it purchases from suppliers, as well as products manufactured by the Company itself. The Company generally seeks contractual indemnification and insurance coverage from parties supplying its products and rigorously tests its private brands and manufactured products to ensure the Company’s quality standards are met. In addition, the Company is insured for product liability claims and believes its coverage to be adequate. However, product liability claims in excess of available reserves and insurance coverage, as well as the negative publicity surrounding any assertion that the Company’s products caused illness or injury could have a material adverse effect on its reputation and on the Company’s business, financial condition and results of operations.

Our insurance reserves may be inadequate if unexpected losses occur.    The Company’s insurance subsidiaries are regulated by the State of California and are subject to the rules and regulations promulgated by the appropriate regulatory agencies. In addition, the Company is self insured for workers’ compensation up to $1,000,000 per incident and maintains appropriate reserves to cover anticipated payments. Insurance reserves are recorded based on estimates made by management and validated by third party actuaries to ensure such estimates are within acceptable ranges. Actuarial estimates are based on detailed analyses of health care cost trends, mortality rates, claims history, demographics, industry trends and federal and state law. As a result, the amount of reserve and related expense is significantly affected by the outcome of these studies. Although the Company believes its reserves to be adequate, significant and adverse changes in the experience of claims settlement, legislative changes and other underlying assumptions could negatively impact operating results.

We may not have adequate resources to fund our operations.    The Company relies primarily upon cash flow from its operations and Member investments to fund its operating activities. In the event that these sources of cash are not sufficient to meet the Company’s requirements, additional sources of cash are expected to be obtained from the Company’s credit facilities to fund its daily operating activities. Our Revolving Credit Agreement, which expires on December 5, 2007, requires compliance with certain financial covenants, including minimum tangible net worth, fixed charge coverage ratio and total funded debt to earnings before interest, taxes, depreciation, amortization and patronage dividends (“EBITDAP”). While the Company is currently in compliance with all required covenants and expects to remain in compliance, this does not guarantee the Company will remain in compliance in future periods.

The Company’s Revolving Credit Agreement permits advances of up to 85% of eligible accounts receivable and up to 65% of eligible inventory up to a maximum of $225 million. As of April 1, 2006, the Company believes it has sufficient cash flow from operations and availability under the Revolving Credit Agreement to meet operating needs and capital spending requirements through fiscal 2006. However, if access to operating cash or to the Revolving Credit Agreement becomes restricted, the Company may be compelled to seek alternate sources of cash. The Company cannot assure that alternate sources will provide cash on terms favorable to the Company. Consequently, the inability to access alternate sources of cash on terms similar to its existing agreement could adversely affect the Company’s operations.

The value of our benefit plan assets and liabilities is based on estimates and assumptions, which may prove inaccurate.    The Company’s employees participate in Company sponsored defined pension and postretirement benefit plans. Officers of the Company also participate in a Company sponsored ESPP II, which provides additional post-termination retirement income based on each participant’s final salary and years of service as an officer of the Company. The postretirement plans provide medical benefits for retired non-union employees, life insurance benefits for retired non-union employees for which active non-union employees are no longer eligible, and lump-sum payouts for unused sick days covering certain eligible union and non-union employees. Liabilities for the postretirement plans are not funded. The Company accounts for these benefit plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and SFAS No. 112 “Employers’ Accounting for Postemployment Benefits,” which require the Company to make actuarial assumptions that are used to calculate the carrying value of the related assets, where applicable, and liabilities and the amount of expenses to be recorded in the Company’s consolidated financial statements. Assumptions include the expected return on plan assets, discount rates, health care cost trend rate, projected life expectancies of plan participants and anticipated salary increases. While we believe the underlying assumptions are appropriate, the carrying value of the related assets and liabilities and the amount of expenses recorded in the consolidated financial statements could differ if other assumptions are used.

A system failure or breach of system or network security could delay or interrupt services to our customers or subject us to significant liability.    Despite system redundancy, the implementation of security measures and the existence of a Disaster Recovery Plan for the Company’s internal information systems, these systems are vulnerable to damage from computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. It is possible that a system failure, accident or security breach could result in a material disruption to the Company’s business. In addition, substantial costs may be incurred to remedy the damages caused by these disruptions or security breaches. From time to time, the Company installs new or upgraded business management systems. To the extent that a critical system fails or is not properly implemented and the failure cannot be corrected in a timely manner, the Company may experience disruptions to the business that could have a material adverse effect on the Company’s results of operations.

Our success depends on our retention of our executive officers, senior management and our ability to hire and retain additional key personnel.    The Company’s success depends on the skills, experience and performance of its executive officers, senior management and other key personnel. The loss of service of one or more of its executive officers, senior management or other key employees could have a material adverse effect on the Company’s business, prospects, financial condition, operation results and cash flows. The Company’s future success also depends on its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for these personnel is intense, and there can be no assurance that the Company can retain our key employees or that it can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.

The successful operation of our business depends upon the supply and marketing relationships from other companies.    The Company depends upon third parties for supply of products and raw materials. Any disruption in the services provided by any of these suppliers, or any failure by them to handle current or higher volumes of activity, could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

The Company participates in various marketing and promotional programs to increase sales volume and reduce merchandise costs. Failure to continue these relationships on terms that are acceptable to Unified, or to obtain adequate marketing relationships could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

Increased energy, diesel fuel and gasoline costs could reduce our profitability.    The Company’s operations require and are dependent upon the continued availability of substantial amounts of electricity, diesel fuel and gasoline to manufacture, store and transport products. The Company’s trucking operations are extensive and diesel fuel storage capacity represents approximately two weeks average usage. The prices of electricity, diesel fuel and gasoline fluctuate significantly over time. Given the competitive nature of the grocery industry, we may not be able to pass on increased costs of production, storage and transportation to our customers. As a result, either a shortage or significant increase in the cost of electricity, diesel fuel or gasoline could disrupt distribution activities and negatively impact our business and results of operations.

Strike or work stoppage by our union employees could disrupt our business.    Approximately 60% of our employees are covered by collective bargaining agreements, some of which are due to expire in fiscal 2010. The inability to negotiate acceptable contracts with the unions could result in a strike or work stoppage and increased operating costs resulting from higher wages or benefits paid to union members or replacement workers. Such outcome could have a material negative impact on the Company’s operations and financial results.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and we could be subject to regulatory scrutiny.    Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), Unified will be required, beginning in its fiscal year 2007, to perform an evaluation of the Company’s internal controls over financial reporting and have the Company’s independent registered public accounting firm test and evaluate the design and operating effectiveness of such internal controls and publicly attest to such evaluation. The Company has prepared an internal plan of action for compliance with the requirements of Section 404, which includes a timeline and scheduled activities, although as of the date of this filing the Company has not yet completed its effectiveness evaluation. Although the Company believes its internal controls are operating effectively, the Company cannot guarantee that it will not have any material weaknesses. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If the Company fails to complete this evaluation in a timely manner, or if the Company’s independent registered public accounting firm cannot timely attest to the Company’s evaluation, the Company could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause the Company to fail to meet its reporting obligations.

Members will be required to report as income any patronage dividends that we distribute in the form of qualified written notices of allocation.    Members are required to consent to include in their gross income, in the year received, all cash as well as the stated dollar amount of all qualified written notices of allocation, including subordinated patronage dividend certificates (“Patronage Certificates”) and the book value of Class B Shares distributed to them as part of the qualified written notices of allocation. Patronage Certificates and Class B Shares distributed as part of the qualified written notices of allocation are also subject to state income and corporate franchise taxes in California and may be subject to these taxes in other states. The Member does not include a nonqualified written notice of allocation, whether in Class B Shares, Class E Shares or Patronage Certificates, as income in the year of receipt and the Company is not entitled to an income tax deduction in the year of issuance. The Member will have ordinary taxable income and the Company will have an income tax deduction when the stock is redeemed or the Patronage Certificate is paid in cash or property. The Company’s Board will determine whether patronage dividends will be paid in the form of qualified written notices of allocation or nonqualified written notices of allocation. For the fiscal years ended 2003, 2004 and 2005, the Company’s Board determined that patronage dividends would be paid in the form of nonqualified written notices of allocation for the Cooperative Division. Patronage dividends paid in the Dairy Divisions were paid in the form of qualified written notices of allocation.

Members are urged to consult their tax advisors with respect to the applicability of U.S. federal income, state or local tax rules on the ownership and disposition of Class A, Class B and Class E Shares and the receipt of Patronage Certificates with respect to their own tax status.

A loss of our cooperative tax status could increase tax liability.    Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives. As a cooperative, the Company distributes deductible patronage dividends, which offset its entire patronage income. However, we are taxed as a corporation on the remainder of our earnings from our Member business (those earnings which we have not deemed to be patronage income) and on earnings from nonmember business. If the Company were not entitled to be taxed as a cooperative under Subchapter T, its revenues would be taxed when earned by the Company and the Members would be taxed when dividends were distributed. The Internal Revenue Service can challenge the tax status of cooperatives. The Internal Revenue Service has not challenged the Company’s tax status and the Company would vigorously defend any such challenge. If we were not entitled to be taxed as a cooperative, taxation at both the Company and the Member level would have a material, adverse impact on the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated condensed financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates, assumptions and judgments that affect the amount of assets and liabilities reported in the consolidated condensed financial statements, the disclosure of contingent assets and liabilities as of the date of the consolidated condensed financial statements and reported amounts of revenues and expenses during the year. The Company believes its estimates and assumptions are reasonable; however, future results could differ from those estimates under different assumptions or conditions.

The Company’s discussion and analysis of its financial condition and results of operations is based upon its consolidated condensed financial statements. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts, lease loss reserves, inventories, investments, goodwill and intangible assets, long-lived assets, income taxes, insurance reserves, pension and postretirement benefits and contingencies and litigation. We base our estimates on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. Based on our ongoing review, we make adjustments we consider appropriate under the facts and circumstances. We have discussed the development, selection and disclosure of these estimates with the Audit Committee. The accompanying consolidated condensed financial statements are prepared using the same critical accounting policies and estimates discussed in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the fiscal year ended October 1, 2005.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Refer to Note 8 to Notes to Consolidated Condensed Financial Statements in Part I, Item 1 of this quarterly report on Form 10-Q for management’s discussion of recently issued accounting pronouncements and their expected impact, if any, on the Company’s consolidated condensed financial statements.

AVAILABILITY OF SEC FILINGS

Unified makes available, free of charge, through its website (www.uwgrocers.com) its Forms 10-K, 10-Q and 8-K, as well as its registration and proxy statements, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission (the “SEC”). A copy of any of the reports filed with the SEC can be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. A copy may also be obtained by calling the SEC at 1-800-SEC-0330. All reports filed electronically with the SEC are available on the SEC’s web site at http://www.sec.gov.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the market risks the Company faces contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements.

Unified is subject to interest rate changes on its notes payable under the Company’s credit agreements that may affect the fair value of the notes payable, as well as cash flow and earnings. Based on the notes payable outstanding at April 1, 2006 and the current market condition, a one percent increase in the applicable interest rates would decrease the Company’s annual cash flow and pretax earnings by approximately $0.5 million. Conversely, a one percent decrease in the applicable interest rates would increase annual cash flow and pretax earnings by $0.5 million.

The Company’s investments in convertible bonds are classified as trading securities. As such, the Company is subject to market risk associated with fluctuations in interest rates and the market value of the embedded conversion feature.

The Company is exposed to credit risk on accounts receivable through the ordinary course of business and the Company performs ongoing credit evaluations. Concentration of credit risk with respect to accounts receivables are limited due to the nature of our customer base (i.e., primarily Members). The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

ITEM 4.	CONTROLS AND PROCEDURES

Disclosure controls and procedures.    Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Quarterly Report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity’s disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors, mistakes or intentional circumvention of the established processes.

At the end of the period covered by this report, Unified’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were not effective at the reasonable assurance level described above as of the end of the period covered in this report. See below for additional discussion.

Changes in internal controls over financial reporting.    Management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, has evaluated any changes in the Company’s internal control over financial reporting that occurred during the most recent fiscal quarter. Based on that evaluation, management, the Chief Executive Officer and the Chief Financial Officer of the Company have concluded that no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the quarter ended April 1, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In the fourth quarter of fiscal 2005, the Company became aware of a material weakness relating to the Company’s internal control over financial reporting with respect to its promotions tracking system. In June 2005, the Company made a modification to the promotions tracking system that was previously installed during 2004. This system will enable the Company to better monitor the cash flows relating to promotions and evaluate the factors influencing the effectiveness of promotional activities. Subsequent to the implementation of this modification, the Company discovered a limitation in the reporting capabilities of the system that could lead to a material misstatement in our financial statements. Upon discovering this limitation, the Company performed extensive alternative analysis and we are satisfied that this has not resulted in a misstatement of the information presented in our current or previously issued financial statements. During the first quarter of fiscal 2006, the Company implemented, among other things, an enhanced reconciliation process to ensure that the impact of promotional activities is fairly stated in our financial statements. This process was further refined during the second quarter of fiscal 2006. We will continue to evaluate the effectiveness of such enhancements to be reasonably assured that we have appropriately remedied the deficiency in our internal controls.

The Company is a non-accelerated filer and is required to comply with the internal control reporting and disclosure requirements of Section 404 of the Sarbanes-Oxley Act for fiscal years ending on or after July 15, 2007. The Company is currently in the documentation phase of its Section 404 compliance and will be required to comply with these disclosure requirements for its fiscal year ending September 29, 2007.

PART II.    OTHER INFORMATION

ITEM 1.    LEGAL PROCEEDINGS

The Company is a party to various litigation, claims and disputes, some of which are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company believes the outcome of these matters will not result in a material adverse effect on its financial condition or results of operations.

ITEM 1A.    RISK FACTORS

There are no material changes from risk factors as previously disclosed in our Annual Report on Form 10-K for the fiscal year ended October 1, 2005, filed on December 21, 2005 (File No. 000-10815). Refer to “Risk Factors” in Part I, Item 2 of this Quarterly Report on Form 10-Q for discussion of the Company’s risk factors.

ITEM 2.    UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

There were no Company purchases of equity securities during the second fiscal quarter ended April 1, 2006.

Refer to “Redemption of Capital Stock” in Part I, Item 2 of this quarterly report on Form 10-Q for discussion of the Company’s share redemptions.

ITEM 3.    DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

(a)	Date of Meeting: February 14, 2006 (Annual Meeting)

(b)	The matters voted upon at the meeting and the results of each vote are as follows:

Election of Directors

Class A Directors	Votes For	Withheld Authority
Louis A. Amen	94,250	5,250
David M. Bennett	94,750	4,750
John Berberian	93,750	5,750
Deiter Huckestein	94,750	4,750
Mark Kidd	95,000	4,500
John D. Lang	94,250	5,250
Jay T. McCormack	94,750	4,750
Peter J. O’Neal	94,750	4,750
Michael A. Provenzano, Jr.	94,250	5,250
Thomas S. Sayles	94,250	5,250
Kenneth Ray Tucker	94,250	5,250
Richard L. Wright	95,000	4,500

Class B Directors	Votes For	Withheld Authority
Darioush Khaledi	371,207	19,212
Douglas A. Nidiffer	372,384	18,035
Robert E. Stiles	372,384	18,035

During the second quarter, after the election of the Board of Directors, the Company received notification from Director Bennett informing the Company that he was resigning from the Board effective March 22, 2006. For additional information, please see Form 8-K filed by the Company on March 22, 2006 and incorporated herein by reference.

ITEM 5.	OTHER INFORMATION

None.

ITEM 6.	EXHIBITS

(a)	Exhibits

3.1	Amended and Restated Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003).

3.2	Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003, filed on December 16, 2003).

31.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIFIED WESTERN GROCERS, INC.

By	/s/ ALFRED A. PLAMANN
Alfred A. Plamann President and Chief Executive Officer (Principal Executive Officer)

By	/s/ RICHARD J. MARTIN
Richard J. Martin Executive Vice President, Finance & Administration and Chief Financial Officer (Principal Financial and Accounting Officer)

By	/s/ RANDALL G. SCOVILLE
Randall G. Scoville Vice President, Accounting and Chief Accounting Officer

Dated: May 12, 2006

EXHIBIT 31.1

CERTIFICATION

I, Alfred A. Plamann, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Unified Western Grocers, Inc. (the “Registrant”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.	The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.	Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.	The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: May 12, 2006

/s/ ALFRED A. PLAMANN
Alfred A. Plamann
President and Chief Executive Officer (Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Richard J. Martin, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Unified Western Grocers, Inc. (the “Registrant”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.	The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.	Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.	The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: May 12, 2006

/s/ RICHARD J. MARTIN
Richard J. Martin
Executive Vice President, Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with the Quarterly Report on Form 10-Q of Unified Western Grocers, Inc. (the “Company”) for the fiscal quarter ended April 1, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alfred A. Plamann, President and Chief Executive Officer of the Company, hereby certify that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

Date: May 12, 2006

/s/ ALFRED A. PLAMANN
Alfred A. Plamann
President and Chief Executive Officer (Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with the Quarterly Report on Form 10-Q of Unified Western Grocers, Inc. (the “Company”) for the fiscal quarter ended April 1, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard J. Martin, Executive Vice President, Finance and Administration and Chief Financial Officer of the Company, hereby certify that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

Date: May 12, 2006

/s/ RICHARD J. MARTIN
Richard J. Martin Executive Vice President, Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.